Exhibit 99.1

Nano Dimension’s Multi-Material 3D Printing Inks Earn Technical Development Materials Award from IDTechEx

●	Multi-material capabilities break 3D printing technology barriers
●	Award judge calls inks “truly groundbreaking”
●	Visit joint Nano Dimension and Phytec Booth #B03 at IDTechEx Show! to learn more

NESS ZIONA, Israel, April 12, 2018 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced its breakthrough multi-material 3D printing inks have been awarded the IDTechEx Award for Technical Development Materials. The award was presented by Raghu Das, CEO of IDTechEx, at the annual IDTechEx Show! Europe awards ceremony yesterday. The prestigious honor marks the third award for Nano Dimension since launching the DragonFly 2020 Pro 3D printer on September 13, 2017. The previous awards include the productronica Innovation Award 2017 and Circuits Assembly and Printed Circuit Design and Fab magazines New Product Introduction Awards for ink jet printers.

IDTechEx, based in the United Kingdom, is a leading provider of independent market research, business intelligence and events on emerging technology. The IDTechEx Show! Europe is being held in Berlin on April 11th and 12th. Nano Dimension is exhibiting at the event in booth #B03 with reseller Phytec.

“We’ve designed our inks to break existing technology barriers for functional multi-material 3D printing,” said Amit Dror, CEO of Nano Dimension. “We combine 3D printing with printed electronics, so designers and engineers are now able to print fully functional free-form electronics that were previously unimaginable.”

Nano Dimension’s conductive and dielectric inks solve major challenges that have prevented the widespread adoption of 3D printed electronics. Nano Dimension’s inks make it possible to additively manufacture electrically functional parts, circuits and antennas by multi-material high resolution jetting to create both standard and truly revolutionary functional parts.

As one of the IDTechEx Awards judges noted, “It is clear that the development of Nano Dimension’s materials was a key enabler for creating their multi-material 3D printing for electronics. Truly groundbreaking.”

The DragonFly 2020 Pro is Nano Dimension’s flagship 3D printer and is transforming additive manufacturing for electronics by empowering companies to take control of their entire development cycle. The system enables virtually limitless design flexibility for a wide range of research and development, prototyping and custom manufacturing projects.

About IDTechEx

Since 1999 IDTechEx has provided independent market research, business intelligence and events on emerging technology to clients in over 80 countries. They provide clients with insights to help make strategic business decisions and grow their organisations. IDTechEx is headquartered in Cambridge, UK with additional offices in USA, Germany and Japan and associates in South Korea. To read more, click here.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its 3D printers and inks. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com